Exhibit 99.1

YAMANA GOLD PROVIDES UPDATE ON BRIO GOLD OPERATIONS AND SUSPENDS MONETIZATION EFFORTS
TORONTO, ONTARIO, December 21, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") herein announces that in the context of current market conditions and in consideration of recent positive operational developments at its wholly-owned subsidiary Brio Gold Inc. ("Brio Gold"), it has decided to suspend efforts relating to the monetization of Brio Gold.  Yamana will continue to hold the Brio Gold assets within the Yamana portfolio of assets and manage Brio Gold as a separate division within Yamana as it has since late last year.  Yamana intends to hold the assets for the foreseeable future, and will re-evaluate other options related to Brio Gold pending material improvements in market conditions and the ability to realize proper value.
Yamana's Chairman and Chief Executive Officer, Peter Marrone, commented on the decision as follows: "We made a strategic decision to distinguish our assets between core and non-core.  This is consistent with our existing portfolio approach to assets.  Over the past year, Yamana management has been able to concentrate its efforts on core assets while a smaller, dedicated management focussed on non-core assets placed in a separate division called Brio Gold.  This has been a successful strategy and has led to significant improvements in both portions of our portfolio.  While we have been going down the path of monetizing Brio Gold, it was always on the basis of achieving an appropriate valuation.  The proposed pricing in the marketed private placement reflected a balance between immediacy of funds and a fair valuation.  We were prepared to accept that balance as a fair trade off.  Current market conditions are not supportive of that marketed private placement on terms we would find acceptable and, further, are not reflective of true value for these assets, particularly in light of recent positive operational developments.  We have concluded that there is more value at this time for the Company and for its shareholders to keep these assets within Yamana rather than sell them on less than optimal terms.  With operational improvements, resource growth leading to improved mine lives, and recent cost reductions, all leading to projected positive and strong contributions to EBITDA and cash flows, all in a country in which we already successfully operate, we determined there is considerable value in keeping these assets until market conditions significantly improve and we demonstrate the true fair value of these assets.  We will not be rushed into monetizing all or any portion of them."

Operational and financial performance for Brio Gold will continue to be consolidated into overall Yamana reporting.  While a preliminary update for Brio Gold follows below, full reporting and guidance for Yamana will be provided in due course.

BRIO GOLD UPDATE

With the strong operating performance year to date, Brio Gold expects to achieve its previously upward revised 2015 production guidance of 140,000 ounces of gold.  Operating highlights for the past two months as well as short term and 2016 guidance for Brio Gold's operating mines are outlined in the following table.

	October 2015	November 2015	Projected December 2015	Projected Fourth Quarter 2015	Projected Full Year 2016
Production (oz.)
Pilar	7,236	6,702	6,700	20,638	90,000
Fazenda Brasileiro	5,214	5,703	5,700	16,617	65,000
Total Brio Gold	12,450	12,405	12,400	37,255	155,000
Cash costs (per oz.)(1,2)
Pilar	$569	$620	$660	$615	$560
Fazenda Brasileiro	$663	$629	$645	$645	$590
Total Brio Gold	$608	$624	$655	$630	$575
Mine Site All-in Sustaining Cash Costs (per oz.)(1,2,3)
Pilar	$734	$820	$860	$805	$785
Fazenda Brasileiro	$769	$779	$830	$795	$810
Total Brio Gold	$748	$801	$850	$800	$795
1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q32015
2.	Cost projections assume a Brazilian Real foreign exchange rate of 3.8:1 in 2015 and 4:1 in 2016
3.	Includes cash costs, sustaining capital, site general and administrative expense and exploration expense

At the projected production and cost levels for Pilar and Fazenda Brasileiro, the Company expects to receive significant EBITDA, and positive cash flow from these mines in 2016, even at current gold prices.  This supports the Company's view of a higher value for these assets than is currently being ascribed by markets, and the potential to further increase this value.

With respect to exploration, there are currently six drill rigs in operation at C1 Santa Luz and it is the Company's expectation that there will be a significant conversion of mineral resources to mineral reserves.  A new mineral reserve and mineral resource estimate is expected at the end of the first quarter of 2016.  This will provide the basis for re-starting the mine.  Detailed construction engineering for the plant modifications are being done concurrent with drilling and mine planning activities.  The Company remains committed to the restart of C1 Santa Luz and to providing the capital required for the re-commissioning of the C1 Santa Luz operations once all detailed test work related to that restart is completed in the second half of 2016.

Exploration results in 2015 at Fazenda Brasileiro continue to demonstrate the tremendous mineral reserve and mineral resource potential within the previously developed areas of the mine.  To date, proven and probable mineral reserves have increased to 405,000 ounces of gold contained in approximately 6.4 million tonnes at 1.98 grams per tonne ("g/t") as at December 18, 2015 (consisting of 4.2 million tonnes at 2.23 g/t containing 300,000 gold ounces of proven mineral reserves and 2.2 million tonnes at 1.51 g/t containing 105,000 gold ounces of probable mineral reserves).  This is the highest level of mineral reserves ever shown at Fazenda Brasileiro since Yamana acquired the mine in 2003.  Expected mine life is now in excess of seven years at current production levels and well in excess of previous estimates.  In addition, the Company expects to continue its exploration expenditures with a significant exploration program in 2016.  This supports the view that Fazenda Brasileiro will continue to be a sustainable low cost mine with upside production potential for many years to come.

Pilar continues to demonstrate steady, predictable low cost production. The Maria Lazarus satellite mine is now fully in production and has further expansion potential.  Production is expected to increase to approximately 100,000 ounces at Pilar through development of supplemental mine production at Maria Lazarus over the next two years.  This will fully utilize the current plant capacity.  Exploration efforts continue at an accelerated pace at Pilar with approximately 40,000 metres having been drilled in 2015 and plans to continue to invest at increased levels in 2016.

Complete 2015 mineral reserve and mineral resource estimates for Fazenda Brasileiro and Pilar are expected in February 2016.

Emerson Ricardo Re, MSc, MAusIMM (CP), Member of Chilean Mining Commission, Corporate Manager of R&R for Brio Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend," "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company's current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.